Exhibit 99.1

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	2

Shareholder Letter

Dear Shareholders,

2022 was On’s first full fiscal year as a public company, and it was a very good year for our brand. On grew its net sales by 69% to CHF 1.222 billion and we achieved a net profit of CHF 57.7 million.

2022 was also a great year for the Explorer Spirit at On, the foundational and never-stopping drive for curiosity, innovation and progress. Let us explain why it is so important. As we write this shareholder letter, it strikes us that the financial results mark only one short moment at the end of the year when the clock stops and outcomes are measured. As stewards of the On brand however, we spend all year focusing on the inputs that will lead to these positive outcomes. This is where the Explorer Spirit comes in.

In 2022, we introduced more innovations with a bigger impact on our brand, our communities and the environment than in any year before. The Explorer Spirit sparked footwear innovations such as the Cloudmonster or Cloudrunner which helped On gain significant market share, and it ignited the engineering of the Cloudboom Echo 3, which shattered records on run courses around the world. The Explorer Spirit also created Cyclon, On’s fully circular running shoe program - which is only available as a subscription, and it led to future- forward technologies such as CleanCloud, which allowed On to showcase the first running shoe made from carbon emissions. Lastly, and just as importantly, the Explorer Spirit motivated us to discover novel and innovative approaches to engage with our community through digital marketing and at On’s flagship stores in cultural hubs such as London, Los Angeles, and Beijing, prioritizing meaningful interactions over transactions.

The Explorer Spirit is guiding our teams across the organization every day to find novel ideas to solve problems and to better serve our customers. The Explorer Spirit is what fuels On and makes us what we are: an innovation company.

Dream On.

Caspar, David, Olivier, Marc & Martin

The On Partners

The Explorer Spirit

The Explorer Spirit challenges the “status quo” and brings in ‘the new’ in humankind’s path to progress. We embrace the human drive for positive change. A better world, a better life, a better feel. How? By being different, taking a more contrarian view. Questioning, debating, both are always welcomed – encouraged even. And we take smart risks to discover the new. New innovations. New territories. New directions. New ways of solving problems. This means making calculated, courageous moves when venturing into the unknown. Yes, the journey can be long and without instant rewards, but we always push ahead. Often, survival will call for a hands-on ‘gut-feeling’ approach when decisions need to be made. There is no phone to call home.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	3

Invitation to the Annual General Shareholders’ Meeting

Dear Shareholders,

We cordially invite you to this year’s Annual General Shareholders’ Meeting of On Holding AG, as follows:

Date and Time:

Thursday May 25th, 2023 at 3:00 pm (CEST)

Location:

This year’s Annual General Shareholders’ Meeting will be held virtually at www.gvmanager-live.ch/on

Participation in the Annual Shareholders’ Meeting: Prior registration is required to participate in the virtual Annual General Shareholders’ Meeting. Please carefully review the Organizational Information starting on p.15 of this Invitation.

Best regards,

David Allemann & Caspar Coppetti

on behalf of the Board of Directors

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Agenda and Motions of the Board of Directors

1.

Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022

Motion: The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022.

Explanations: The Annual Report for 2022, including the Audit Reports, the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG, are available at https://investors.on-running.com/financials- and-filings. In its Audit Reports, PricewaterhouseCoopers AG, the statutory auditors of On Holding AG, confirmed the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG without reservations, and accordingly, the Board of Directors proposes their approval.

2.

Appropriation of 2022 Financial Results

Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows:

Profit carried forward from the financial year 2021	CHF 2,327,327
Profit for the financial year 2022	CHF 43,773,075
Profit carried forward	CHF 46,100,402

Explanations: In the financial year 2022, On Holding AG achieved a net profit of CHF 43,773,075. An allocation to the statutory retained earnings is not required since the statutory retained earnings, together with the statutory capital reserves, exceed the legally required minimum. In its Audit Reports, PricewaterhouseCoopers AG, the statutory auditors of On Holding AG, confirmed that the proposed appropriation of the net earnings are in accordance with Swiss law and the Articles of Association.

3.

Discharge of the Members of the Board of Directors and of the Executive Committee

Motion: The Board of Directors proposes that the members of the Board of Directors and of the Executive Committee be discharged from liability for the financial year 2022.

Explanations: With the discharge of the members of the Board of Directors and of the Executive Committee, On Holding AG as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past financial year that were brought to the attention of the shareholders. On Holding AG is not aware of any facts that would preclude the full discharge of the members of the Board of Directors and the Executive Committee for the financial year 2022.

4.

Re-Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

Motion: The Board of Directors proposes to the holders of Class A Shares to re-elect Alex Perez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Explanations: Art. 13 of the Articles of Association grants the holders of Class A Shares the right to be represented on the Board of Directors in accordance with art. 709 CO. Hence, the Annual General Shareholders’ Meeting is suspended for the separate meeting of the holders of Class A Shares to appoint their candidate for their representation on the Board of Directors. Only holders of Class A Shares are entitled to vote at this separate meeting. Alex Perez has been determined by the Board of Directors to meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

5.

Re-Elections of the Members of the Board of Directors

Motion: The Board of Directors proposes the re-election of the current members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024), as follows:

5.1.	Re-Election of David Allemann

5.2.	Re-Election of Amy Banse

5.3.	Re-Election of Olivier Bernhard

5.4.	Re-Election of Caspar Coppetti

5.5.	Re-Election of Kenneth Fox

5.6.	Re-Election of Alex Perez

5.7.	Re-Election of Dennis Durkin

Explanations: Since the term of office of the existing members of the Board of Directors ends at the completion of the 2023 Annual General Shareholders’ Meeting, they each must be re-elected by the Annual General Shareholders’ Meeting. David Allemann has been a member of the Board of Directors since 2012, Amy Banse since 2021, Olivier Bernhard since 2013, Caspar Coppetti since 2012, Kenneth Fox since 2018, Alex Perez since 2016 and Dennis Durkin since 2022. Amy Banse, Kenneth Fox, Alex Perez and Dennis Durkin have been determined by the Board of Directors to be independent as they each have no relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors. Dennis Durkin, as chair, and Alex Perez will further continue to serve as members of the Audit Committee and have further been determined by the Board of Directors to meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

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The Board of Directors is of the view that it is currently sufficiently balanced in composition and that, as a corporate body, it possesses the necessary leadership skills, expertise and experience by virtue of the skills and attributes contributed by its members. The Board of Directors assesses the current cooperation within the Board as trust-based and efficient. At the same time, it regularly evaluates its composition and work as well as the composition and work of its committees.

Information on the professional background of the members of the Board of Directors standing for re- election can be found at https://investors.on-running.com/ governance.

6.

Re-Elections of the Co-Chairmen of the Board of Directors

6.1.	Re-Election of David Allemann as Co-Chairman of the Board of Directors

Motion: The Board of Directors proposes to re-elect David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Explanations: The term of office of David Allemann as Co-Chairman expires at the end of the 2023 Annual General Shareholders’ Meeting. David Allemann is one of the co-founders of On and has been a member of the Board of Directors since 2012. He served a term as its Chairman in 2020 and has been serving as its Co-Chairman since 2021. The office of Co-Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which David Allemann has demonstrated in his role as Co-Chairman to date. The Board of Directors, thus, wishes for him to continue to exercise this function.

6.2.	Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

Motion: The Board of Directors proposes to re-elect Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Explanations: The term of office of Caspar Coppetti as Co-Chairman expires at the end of the 2023 Annual General Shareholders’ Meeting. Caspar Coppetti is also a co-founder of On and was On Holding AG’s Chairman during various terms from 2012–2013 and between 2018– 2021.

He has served as its Co-Chairman since 2021. The office of Co-Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which Caspar Coppetti has demonstrated in his role as Co-Chairman to date. The Board of Directors, thus, wishes for him to continue to exercise this function.

7.

Re-Elections of the Members of the Nomination and Compensation Committee

Motion: With the exception of David Allemann, the Board of Directors proposes the re-election of the current members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024), as follows:

7.1.	Re-Election of Kenneth Fox

7.2.	Re-Election of Alex Perez

7.3.	Re-Election of Amy Banse

Explanations: The term of office of the current members of the Nomination and Compensation Committee expires at the end of the 2023 Annual General Shareholders’ Meeting. The Board of Directors considers the work of the Nomination and Compensation Committee in its current composition to be positive and wishes to maintain the well-established team, which is familiar with the demanding subject matter. To allow for a fully independent Nomination and Compensation Committee, David Allemann has decided not to stand for re-election as a member of the Nomination and Compensation Committee. Kenneth Fox, Alex Perez and Amy Banse have been determined by the Board of Directors to be independent as they each have no relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors.

8.

Re-Election of the Independent Proxy Representative

Motion: The Board of Directors proposes to re-elect Anwaltskanzlei Keller AG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Explanations: The term of office of Anwaltskanzlei Keller AG as Independent Proxy Representative expires at the end of the 2023 Annual General Shareholders’ Meeting. Anwaltskanzlei Keller AG has confirmed to the Board of Directors that it has the independence required to act as independent voting representative. The Board of Directors wishes to maintain the well-established collaboration.

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9.

Re-Election of Statutory Auditors

Motion: The Board of Directors proposes to re-elect PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders’ Meeting in 2024).

Explanations: The term of office of PricewaterhouseCoopers AG as statutory auditors of On Holding AG expires at the end of the 2023 Annual General Shareholders’ Meeting. PricewaterhouseCoopers AG has confirmed to the Board of Directors that they have the independence required to act as its statutory auditors.

10.

Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

10.1. Consultative Vote on the 2022 Compensation Report

Motion: The Board of Directors proposes that the Annual General Shareholders’ Meeting takes note of and endorses the 2022 Compensation Report in a consultative vote.

Explanations: The vote on the 2022 Compensation Report is on a non-binding, consultative basis. The 2022 Compensation Report provides an overview of the remuneration principles and programs applicable to the Board of Directors and the Executive Committee, as well as details related to their remuneration for the 2022 financial year. The 2022 Compensation Report can be found at https://investors.on-running.com/governance.

10.2 Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2024

Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 4,000,000 for the non-executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their function as members of the Executive Committee) for the period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2024. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro rata basis.

Explanations: The proposed maximum aggregate compensation amount for Non-Executive Members of the Board of Directors is the same as in the previous year.

It is based on external benchmarks and defines the maximum aggregate compensation for the Non-Executive Members of the Board of Directors. The compensation for Non- Executive Members of the Board of Directors consists of an annual base fee and an additional compensation for duties pursued in the committees of the Board of Directors. Further details are outlined in the 2022 Compensation Report.

10.3 Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2024

Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 23,000,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2024.

Explanations: The maximum aggregate compensation amount for the members of the Executive Committee comprises fixed and variable compensation elements and is based on external benchmarks. The fixed compensation elements comprise a base salary as well as pension benefits and other benefits (such as health care plans, insurances, car allowances). The variable compensation elements comprise an annual cash bonus and an equity based Long Term Incentive Plan. The variable compensation element is the largest part of the overall compensation and includes social security contributions on distributed and/ or exercised equity awards from grants prior to the financial year 2024.

11.

Amendment of the Articles of Association

The Board of Directors proposes that the Articles of Association of On Holding AG be amended. The changes mainly relate to the Swiss corporate law reform that came into force on January 1, 2023. Alongside those changes the Board of Directors also proposes some editorial amendments intended to make the Articles of Association more readable. A document comparing the proposed new Articles of Association with the current Articles of Association is available online at: https://investors.on- running.com/governance.

11.1 Capital Band and Deletion of Authorized Share Capital

Motion: The Board of Directors proposes to delete art. 3b, 3c and 3d of the Articles of Association regarding the authorized share capital and to create a capital band for Class A shares and Class B shares by including the new art. 3b and 3c of the Articles of Association as follows:

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Artikel 3b – Kapitalband für Klasse A Aktien

Die Gesellschaft verfügt über ein Kapitalband für Klasse A Aktien zwischen CHF 27’499’812.50 (untere Grenze) und CHF 32’499’812.50 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse A Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse A Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder herabzusetzen. Die Kapitalerhöhung oder -herabsetzung kann durch Ausgabe von bis zu 25’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) bzw. Vernichtung von bis zu 25’000’000 Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands oder durch gleichzeitige Herabsetzung und Wiedererhöhung erfolgen.

Im Falle einer Kapitalerhöhung legt der Verwaltungsrat die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsre- chtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkondi- tionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3b auszugebend- en Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzernge- sellschaften zuzuweisen:

a.	wenn der Ausgabebetrag der neuen Aktien unter Berück- sichtigung des Marktpreises festgesetzt wird; oder

b.	für die Übernahme von Unternehmen, Unternehmen- steilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzi- erung von neuen Investitionsvorhaben der Gesellschaft oder ihrer Konzerngesellschaften, einschliesslich dem Erwerb von Produkten, Immaterialgüterrechten, oder Lizenzen; oder

c.	zum Zwecke der Erweiterung des Aktionärskreises in bes- timmten geographischen, Finanz- oder Investoren-Märk- ten, zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder

d.	für die Einräumung einer Mehrzuteilungsoption (Green- shoe) oder einer Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festüberne- hmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder

e.	für die Beteiligung von Mitgliedern des Verwaltungs- rates, Mitgliedern der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen; oder

f.	für eine rasche und flexible Kapitalbeschaffung, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht, oder nur mit grossen Umständen oder Verspätung oder zu wesentlich schlechteren Bedingun- gen möglich wäre.

Die Zeichnung und der Erwerb der Klasse A Aktien und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 5 der Statuten.

Article 3b – Capital Band for Class A Shares

The Company has a capital band for Class A Shares between CHF 27,499,812.50 (lower limit) and CHF 32,499,812.50 (upper limit). Within the capital band for Class A Shares, the board of directors is authorized to increase or reduce the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class A Shares. The capital increase or reduction may be effected by issuing up to 25,000,000 fully paid registered shares with a par value of CHF 0.10 each (Class A Shares) or by cancelling up to 25,000,000 registered shares with a par value of CHF 0.10 each (Class A Shares) or by increasing or reducing the par value of the existing registered shares within the capital band or by a combined capital reduction and capital increase.

In the event of a capital increase, the board of directors shall determine the number of shares, the issue price, the type of contributions, the time of issue, the conditions for exercising subscription rights and the start of dividend entitlement. The board of directors may issue new shares by means of a firm underwriting by a bank or another third party and a subsequent offer to the existing shareholders. The board of directors is authorized to restrict or exclude trading in subscription rights. The board of directors may allow subscription rights which have not been exercised to lapse or place them or the shares for which subscription rights have been granted but not exercised at market conditions or use them otherwise in the interest of the Company.

The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3b and to allocate such rights to single shareholders, third parties, the Company or any of its group companies:

a.	if the issue price of the new shares is determined by reference to the market price; or

b.	for the acquisition of companies, part(s) of companies or participations, or for the financing or refinancing of any of such transactions or the financing of new investment projects of the Company or any of its group companies, including the acquisition of products, intellectual properties or licenses; or

c.	for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

d.	for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

e.	for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of the Company or any of its group companies; or

f.	for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders.

The subscription and acquisition of Class A Shares and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.

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Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus dem bedingten Kapital für Klasse A Aktien, so erhöhen sich die obere und die untere Grenze des Kapitalbands für Klasse A Aktien entsprechend dem Umfang der Erhöhung des aus Klasse A Aktien bestehenden Aktienkapitals.

Bei einer Herabsetzung des Aktienkapitals im Rahmen des Kapitalbands für Klasse A Aktien legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Der Verwaltungsrat kann den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder das Aktienkapital im Sinne von Art. 653q OR gleichzeitig herabsetzen und mindestens auf den bisherigen Betrag erhöhen.

Artikel 3c – Kapitalband für Klasse B Aktien

Die Gesellschaft verfügt über ein Kapitalband für Klasse B Aktien zwischen CHF 3’454’375 (untere Grenze) und CHF 3’612’500 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse B Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse B Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen. Die Kapitalerhöhung kann durch Ausgabe von bis zu 15’812’500 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder durch eine Erhöhung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands erfolgen.

Der Verwaltungsrat legt die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3c auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen für die Beteiligung von Mitgliedern des Verwaltungsrates und Mitgliedern der Geschäftsleitung der Gesellschaft oder einer ihrer Konzerngesellschaften.

Die Zeichnung und der Erwerb der Klasse B Aktien und die weitere Übertragung der Klasse B Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 6 der Statuten.

Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus bedingtem Kapital für Klasse B Aktien, so erhöht sich die Obergrenze des Kapitalbands für Klasse B Aktien entsprechend dem Umfang der Erhöhung des aus Klasse B Aktien bestehenden Aktienkapitals.

If the share capital is increased out of the conditional capital for Class A Shares, the upper and lower limits of the capital band for Class A Shares shall increase in an extent corresponding to the increase of the share capital consisting of Class A Shares.

In the event of a reduction of the share capital within the capital band for Class A Shares, the board of directors shall, if necessary, determine the use of the reduction amount. The board of directors may also use the reduction amount for the partial or complete elimination of a negative net worth within the meaning of art. 653p CO or reduce the share capital within the meaning of art. 653q CO and increase it simultaneously at least to the previous amount.

Article 3c – Capital Band for Class B Shares

The Company has a capital band for Class B Shares between CHF 3,454,375 (lower limit) and CHF 3,612,500 (upper limit). Within the capital band for Class B Shares, the board of directors is authorized to increase the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class B Shares. The capital increase may be effected by issuing up to 15,812,500 fully paid registered shares with a par value of CHF 0.01 each (voting right shares) (Class B Shares) or by increasing the par value of the existing registered shares within the capital band.

The board of directors shall determine the number of shares, the issue price, the type of contributions, the time of issue, the conditions for exercising subscription rights and the start of dividend entitlement. The board of directors may issue new shares by means of a firm underwriting by a bank or another third party and a subsequent offer to the existing shareholders.

The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3c and to allocate such rights to single shareholders, third parties, the Company or any of its group companies for the participation of members of the board of directors or members of the executive committee of the Company or any of its group companies.

The subscription and acquisition of Class B Shares and the further transfer of the Class B Shares are subject to the transfer restrictions pursuant to Art. 6 of the articles of association.

If the share capital is increased out of any conditional capital for Class B Shares, the upper limit of the capital band for Class B Shares shall increase in an extent corresponding to the increase of the share capital consisting of Class B Shares.

Explanations: Under the new Swiss corporate law, the authorized share capital will be replaced by the ability to create a capital band by including a respective provision in the Articles of Association. Given that the existing authorized share capital for Class A shares and Class B shares will expire on August 19, 2023, the Board of Directors proposes to create a capital band for Class A shares and for Class B shares in the same amounts as the existing authorized share capital but will now also allow for a capital reduction of Class A ordinary shares in the same amount. If the capital band for Class A ordi- nary shares is approved by the Annual General Shareholders’ Meeting, the Board of Directors will be authorized to increase or reduce the share capital within a bandwidth of CHF 27,499,812.50 (lower limit) and CHF 32,499,812.50 (upper limit) until May 25, 2028, either by way of a capital increase or a capital reduction. With respect to Class B shares, the Board of Directors will only be authorized to increase the share capital to up to CHF 3,612,500. This amendment of the Articles of Association must be approved by a majority of two thirds of the votes represented and a majority of the nominal values of shares represented.

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11.2 Shares and Share Register

Motion: The Board of Directors proposes to amend art. 4 para. 1, art. 5 para. 3 and art. 6 para. 4 of the Articles of Association as follows (changes underlined):

Artikel 4 Abs. 1 – Form der Aktien

Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.

Artikel 5 Abs. 3 – Aktienbuch und Beschränkung der Eintragung, Nominees

Erwerber von Aktien werden auf Gesuch hin gegen Nachweis des Erwerbes oder der Begründung einer Nutzniessung als Aktionär mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, dass sie die Aktien in eigenem Namen und für eigene Rechnung ~~zu~~ halten, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass sie das mit den Aktien verbundene wirtschaftliche Risiko tragen. Das Gesuch um Eintragung im Aktienbuch kann auf elektronischem Weg gestellt werden.

Artikel 6 Abs. 4 – Übertragung der Aktien

Die Zustimmung kann überdies verweigert werden, wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat, dass keine Vereinbarung über die Rücknahme oder Rückgabe der entsprechenden Aktien besteht, und dass er das mit den Aktien verbundene wirtschaftliche Risiko trägt.

Article 4 para. 1 – Form of the Shares

The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

Article 5 para. 3 – Share Register and Restrictions on Registration, Nominees

Acquirers of shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare to have acquired these shares in their own name and for their own account, that there is no agreement on the redemption or the return of corresponding shares and that they bear the economic risk associated with the shares. The application for entry in the share register can be submitted electronically.

Article 6 para. 4 – Transfer of Shares

Moreover, consent may be refused or if the acquirer does not expressly declare that it has acquired the shares in his own name and for his own account, that there is no agreement on the redemption or the return of corresponding shares and that he bears the economic risk associated with the shares.

Explanations: Art. 4 para. 1 reflects the new legal terminology of art. 973c of the Swiss Code of Obligations. The proposed changes in art. 5 para. 3 and art. 6 para. 4 result from the new additional grounds for which the registration of a shareholder may be refused in the share register under the new Swiss corporate law.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	10

11.3

General Shareholders’ Meeting (Powers, Convocation, Representation, Resolutions, Protocol and General Shareholders’ Meetings at Several Locations Simultaneously or in Hybrid Form)

Motion: The Board of Directors proposes to amend art. 7 para. 1, art. 8 para. 2, 5, 6 and 7, art. 10 para. 3 and 4, art. 11 para. 3, art. 12 para. 1 and 3 and art. 31 para. 1 of the Articles of Association as follows (changes underlined):

Artikel 7 Abs. 1 Ziff. 7–9 – Befugnisse

[unverändert]

[unverändert]

7.	die Festsetzung der Zwischendividende und die Geneh- migung des dafür erforderlichen Zwischenabschlusses;

8.	die Beschlussfassung über die Rückzahlung der gesetzli- chen Kapitalreserve;

9.	die Dekotierung der Beteiligungspapiere der Gesellschaft;

[unverändert]

[Bisherige Ziff. 7–9 werden zu Ziff. 10–12]

Artikel 8 Abs. 2 – Einberufung und Traktandierung

Die Einberufung zu einer Generalversammlung erfolgt ist spä- testens 20 Tage vor dem Versammlungstag ~~durch Bekannt- gabe im Publikationsorgan gemäss Art. 31 der Statuten einzuberufen. Die Einberufung kann zusätzlich~~ durch Brief oder elektronischer Datenübertragung (inkl. E-Mail ~~oder Fax~~) an die im Aktienbuch eingetragenen Aktionäre, Nutzniesser und Nominees oder durch Publikation im Schweizerischen Handelsamtsblatt ~~erfolgen~~. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

Artikel 8 Abs. 5 Ziff. 1–5 – Einberufung und Traktandierung

In der Einberufung sind bekanntzugeben:

1.	das Datum, der Beginn, die Art und der Ort der General- versammlung;

2.	die Verhandlungsgegenstände; ~~sowie~~

3.	die Anträge des Verwaltungsrates mit kurzer Begründung; ~~und~~

4.	gegebenenfalls die Anträge der Aktionäre ~~bekanntzuge- ben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegen- standes verlangt haben~~ samt kurzer Begründung; und

5.	der Name und die Adresse des unabhängigen Stimmrechtsvertreters.

Artikel 8 Abs. 6 – Einberufung und Traktandierung Spätestens 20 Tage vor der ordentlichen Generalversammlu- ng sind der Geschäftsbericht, der Vergütungsbericht und in allfälliger Revisionsbericht den Aktionären elektronisch zugänglich zu machen ~~am Gesellschaftssitz zur Einsicht auf- zulegen~~. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder ~~Jeder~~ Aktionär ~~kann~~ verlangen, dass ihm rechtzeitig ~~unverzüglich~~ eine Ausfertigung dieser Unterlagen zugestellt wird. ~~Die Aktionäre sind hierüber in der Einberufung zu unterrichten~~.

Artikel 8 Abs. 7 – Einberufung und TraktandierungÜber Anträge zu nicht gehörig angekündigten Verhandlungs- gegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausser- ordentlichen Generalversammlung, auf Durchführung einer ~~Sonderprüfung~~ Sonderuntersuchung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

Article 7 para. 1 items 1 and 6–10 – Powers

1.	the adoption and amendment of the articles of association;
6.	the approval of the annual accounts and the resolution on the allocation of the retained earnings, and in particular the determination of the dividend;

7.	the determination of the interim dividend and the approval of the interim financial statements required therefor;

8.	the passing of resolutions on the repayment of the

9.	statutory capital reserve;

10.	the delisting of the Company’s equity securities;

11.	the discharge of the members of the board of directors and the executive committee;

[Previous items 7–9 change to items 10–12]

Article 8 para. 2 – Convocation and Agenda

The convocation to the general meeting shall be made by ~~convened by way of announcement in the official means of publication of the Company according to Art. 31 of the articles of association. The convocation may in addition be made by~~ letter or electronic data transmission (incl. email ~~or fax~~) to the shareholders, usufructuaries and nominees or by way of announcement in the Swiss Commercial Gazette at least 20 days prior to the date of the meeting. The general meeting is convened by the board of directors or, where necessary, by the statutory auditors. The liquidators and the representatives of bond creditors also have the right to convene general meetings.

Article 8 para. 5 items 1–5 – Convocation and Agenda

The notice convening the meeting shall state:

1.	the date, the beginning, the type and the place of the general meeting;

2.	the agenda items ~~to be discussed and~~;

3.	the motions of the board of directors and a brief statement of the reasons for these motions;

4.	if applicable, the motions of the shareholders, ~~who have requested that a general meeting is held or that an item is placed on the agenda~~ together with a brief statement of the reasons therefor; and

5.	the name and address of the independent proxy.

Article 8 para. 6 – Convocation and Agenda

The annual report, the compensation report and any auditors’ report shall be made available electronically for inspection by the shareholders ~~at the registered office of the Company~~ no later than 20 days before the ordinary general meeting. If such documents are not available electronically, any ~~Any~~ shareholder may request that a copy of these documents be sent to him in due time. ~~without delay. The shareholders shall be informed of this in the notice convening the meeting~~.

Article 8 para. 7 – Convocation and Agenda

[unchanged]

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	11

Artikel 10 Abs. 3 – Vorsitz und Protokoll

~~Die Aktionäre sind berechtigt, das Protokoll einzusehen~~. Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von 30 Tagen nach der Generalversammlung zugänglich gemacht wird.

Artikel 10 Abs. 4 – Vorsitz und Protokoll

[unverändert]

Artikel 11 Abs. 3 – Stimmrecht und Vertretung; Unabhängiger Stimmrechtsvertreter

~~Ab Inkrafttreten des neuen Aktienrechts am 1. Januar 2023, kann die~~ Die Generalversammlung kann physisch, an einem oder an mehreren Tagungsorten gleichzeitig, ~~oder~~ virtuell, oder in einer Kombination davon stattfinden. Ausserdem kann die Generalversammlung ~~ab dem 1. Januar 2023~~ auch an einem ausländischen Tagungsort stattfinden.

Artikel 12 Abs. 1 – Beschlussfassung

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der ~~absoluten~~ Mehrheit der vertretenen Aktienstimmen, unter Ausschluss der Stimmenthaltungen sowie der leeren und ungültigen Stimmen. Bei Stimmengleichheit hat der Vorsitzenden einen Stichentscheid.

Artikel 12 Abs. 3 Ziff. 3 und 5–15 – Beschlussfassung

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die ~~absolute~~ Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

3.	die Zusammenlegung von Aktien; [Ziff. 3 wird zu Ziff. 4]

5.	~~eine genehmigte oder eine~~ die bedingte Kapitalerhöhung oder die Einführung eines Kapitalbands;

6.	die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage ~~oder zwecks Sachübernahme~~ oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;

7.	den Wechsel der Währung des Aktienkapitals;

8.	die Umwandlung von Partizipationsscheinen in Aktien;

9.	die Einführung einer Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;

10.	die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;

[Bisherige Ziff. 6–8 werden zu Ziff. 11–13]

14.	die Dekotierung der Beteiligungspapiere~~n~~; und [Ziff. 10 wird zu Ziff. 15]

Artikel 31 Abs. 1 – Mitteilungen und Bekanntmachungen Mitteilungen an die Aktionäre erfolgen ~~durch Bekanntmachung in den Publikationsorganen der Gesellschaft. Mitteilungen an die Aktionäre können auch per Brief oder E-Mail an die im Aktienbuch verzeichneten Adressen erfolgen~~ per Brief oder E-Mail an die im Aktienbuch eingetragene Adresse bzw. an die letzte der Gesellschaft bekanntgegebene E-Mail-Adresse oder mittels Publikation im Schweizerischen Handelsamtsblatt.

Article 10 para. 3 – Chair and Minutes

~~The shareholders have the right to see the minutes.~~

The minutes must be made available at the request of a shareholder within 30 days of the general meeting.

Article 10 para. 4 – Chair and Minutes

The Chairman shall have all powers and authority necessary to ensure the orderly conduct of the ~~G~~general ~~M~~meeting.

Article 11 para. 3 – Voting Rights and Representation; Independent Voting Rights Representative

~~Upon effectiveness of the new company law on January 1, 2023, the~~ The general meeting may be held physically ~~or~~, at one or several locations at the same time, virtually, or as a combination thereof. Additionally, ~~as of January 1, 2023~~ the general meeting may also be held abroad.

Article 12 para. 1 – Resolutions

Except where the law or the articles of association provide otherwise, the general meeting passes its resolutions and executes elections with the ~~absoulute~~ majority of the share votes represented, excluding the abstentions and the empty and void votes. In the event of a tie, the Chairman has a casting vote.

Article 12 para. 3 items 3 and 5–15 – Resolutions

A resolution of the general meeting passed with a majority of at least two thirds of the votes represented and the ~~absolute~~ majority of the nominal values of shares represented shall be required for:

3.	the consolidation of shares; [Item 4 changes to item 5]

5.	the introduction of conditional share capital or of a capital band ~~any authorized or conditional share capital increase~~;

6.	any increase of capital against the Company’s equity, against a contribution in kind, or ~~for the purpose of acquiring assets~~ by way of set-off with a debt of the Company as well as the granting of special benefits;

7.	the change of the currency of the share capital;

8.	the conversion of participation certificates into shares;

9.	the introduction of a provision in the articles of association regarding the holding of the general meeting abroad;

10.	the introduction of the casting vote of the chairperson of the general meeting;

[Previous items 6–10 change to items 11–15] [unchanged]

Article 31 para. 1 – Notices and Announcements

Notices to shareholders shall be made ~~by publication in the official means of publication of the Company. Notices to the shareholders may also be sent~~ by letter or email to the addresses recorded in the share register or to the last address communicated to the Company or by publication in the Swiss Official Gazette of Commerce (SOGC).

Explanations: The changes to art. 7, art. 8, art. 10, art. 11 and art. 12 are to align the Articles of Association with the new Swiss corporate law. Art. 7 para. 1 and art. 12 para. 3 reflect the new additional powers and qualified majorities of the General Shareholders' Meeting. The changes in art. 8 and art. 31 para. 1 reflect the new formal requirements for the convocation of a General Shareholders' Meeting and the new option for communication by electronic means. The revised art. 11 para. 3 clarifies that in addition to being held physically at one location or in a virtual form, the General Shareholders' Meeting may also be held at several locations, abroad or in a hybrid form. The change in art. 10 para. 4 is editorial.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	12

11.4 Tasks, Meetings and Resolutions of the Board of Directors, Supplementary Amount of the Executive Committee, Mandates Outside of the Group and Certain Editorial Changes

Motion: The Board of Directors proposes to amend art. 13 para. 2, 5 and 6, art. 15 para. 1, 4 and 5, art. 17 para. 2, art. 20 para. 4, art. 21 para. 2, art. 22 para. 1 and 2, art. 23 para. 1, 3, 4, 5 and 6, art. 24 para. 3, as well as art. 32 and art. 33 of the Articles of Association as follows (changes underlined):

Artikel 13 Abs. 2 – Wahl und Zusammensetzung

[unverändert]

Artikel 13 Abs. 5 – Wahl und Zusammensetzung

Der Verwaltungsrat wählt nach Bedarf einen oder mehrere Vizepräsidenten, Delegierte sowie den Sekret~~a~~är, der nicht Mitglied des Verwaltungsrates sein muss.

Artikel 13 Abs. 6 – Wahl und Zusammensetzung

[unverändert]

Artikel 15 Abs. 1 – Sitzungen und Beschlussfassung

Sofern das Organisationsreglement nichts Anderes vorsieht, ist der Verwaltungsrat nur beschlussfähig, sofern die Mehrheit seiner Mitglieder anwesend ist ~~sind~~ oder sich an einer per Telefon, Videokonferenz oder mittels anderer Mittel der elektronischen Datenübertragung durchgeführten Diskussion und Beschlussfassung mit oder ohne Sitzungsort beteiligt~~en~~. Dieses Quorum ist nicht notwendig für die Feststellung der Kapitalerhöhung und die zugehörige Statutenänderung sowie für diejenigen Beschlüsse des Verwaltungsrats, die der öffentlichen Beurkundung bedürfen.

Artikel 15 Abs. 4 – Sitzungen und Beschlussfassung Beschlüsse können auch schriftlich bzw. mittels Telefax oder mittels elektronischer Datenübertragung (inkl. E-Mail ~~oder Fax~~) zu einem gestellten Antrag gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Im Falle der Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich.

Artikel 15 Abs. 5 – Sitzungen und Beschlussfassung

Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Präsidenten bzw. vom zuständigen Co- Präsidenten und einem Protokollführer ~~Sekretär~~ unterzeichnet wird.

Artikel 17 Abs. 2 Ziff. 7 – Aufgaben

7. die Einreichung eines Gesuches um Nachlassstundung und Benachrichtigung des Gerichts ~~Richters~~ im Falle der Überschuldung.

Artikel 20 Abs. 4 – Allgemeine Grundsätze der Vergütung des Verwaltungsrates und der Geschäftsleitung

Die Vergütung kann in Form von Bargeld, Aktien, Optionen oder anderen aktienbasierten Instrumenten oder Einheiten oder in Form von anderen Arten von Leistungen ausgerichtet werden. Der Verwaltungsrat oder, soweit an diesen delegi- ert, der Nominierungs- und Vergütungsausschuss legt die Zuteilung-, Vesting-, Ausübungs-, Beschränkungs- und Ver- fallsbedingungen und -fristen fest. Diese können vorsehen, dass aufgrund im Voraus bestimmter Ereignisse, wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsvertrages, Vesting- und/oder Ausübungsbedin- gungen und -fristen weitergelten, verkürzt oder aufgehoben werden, sowie Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfall- en. Die Gesellschaft kann die erforderlichen Aktien am Markt erwerben oder aus dem Bestand eigener Aktien oder unter Verwendung von bedingtem ~~oder genehmigtem~~ Kapital oder des Kapitalbands bereitstellen.

Article 13 para. 2 – Appointment and Constitution

The members of the board of directors, the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee are appointed by the general meeting individually and for a term of office of one year, ending at the completion of the next ordinary general meeting. Re-election is possible.

Article 13 para. 5 – Appointment and Constitution

[unchanged]

Article 13 para. 6 – Appointment and Constitution

Each Co-Chairman can exercises all competencies of a Chairman against the outside and represent the Company like a Chairman under the title Co-Chairman.

Article 15 para. 1 – Meetings and Resolutions

 Unless the organizational regulations provide otherwise, the board of directors may only pass resolutions if the majority of its members are present or attending the discussion and resolution, with or without a meeting place, by phone, videoconference or other means of electronic data transmission. Such quorum is not necessary for the implementation of a capital increase and the related amendment to the articles of association or for resolutions of the board of directors that have to be officially authenticated.

Article 15 para. 4 – Meetings and Resolutions

Resolutions may also be passed in writing ~~or by telefax~~ or by means of electronic data transmission (incl. email ~~or fax~~), if no members requests an oral discussion. In the event of resolutions being passed electronically, no signature shall be required.

Article 15 para. 5 – Meetings and Resolutions

The meetings and resolutions shall be recorded in minutes, which are to be signed by the Chairman or the responsible Co-Chairman, respectively, and the minute taker ~~a secretary~~.

Article 17 para. 2 item 7 – Tasks

7. filing of a moratorium request and notification of the court in the event of the Company’s over-indebtedness.

Article 20 para. 4 – General Principles of the Compensation of the Board of Directors and the Executive Committee Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The board of directors or, to the extent delegated to it, the nomination and compensation committee shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. They may provide for continuation, acceleration or removal of vesting and/ or exercise conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional ~~or authorized~~ share capital or the capital band.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	13

Artikel 21 Abs. 2 – Genehmigung der maximalen Gesamtbeträge der Vergütungen des Verwaltungsrates und der Geschäftsleitung

Der Verwaltungsrat kann den jeweiligen maximalen Gesamtbetrag in einen maximalen Gesamtbetrag für fixe und für variable~~n~~ Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen.

Artikel 22 Abs. 1 – Zusatzbetrag für die Geschäftsleitung Reicht der von der Generalversammlung bereits genehmigte maximale Gesamtbetrag der Vergütungen nicht aus, um auch die Vergütungen einer oder mehrerer Personen abzudecken, die nach der Genehmigung der Vergütungen der Geschäftsleitung durch die Generalversammlung für die betreffende Periode Mitglied der Geschäftsleitung werden ~~oder innerhalb der Geschäftsleitung befördert werden~~, so ist die Gesellschaft oder von ihr kontrollierte Gesellschaften ermächtigt, diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag zu bezahlen.

Artikel 22 Abs. 2 – Zusatzbetrag für die Geschäftsleitung Die Vergütung eines Mitglieds der Geschäftsleitung, welches nach dem Zeitpunkt der Generalversammlung innerhalb der Geschäftsleitung befördert wird, wird an der nächsten Generalversammlung genehmigt, sofern und soweit der bereits genehmigte maximale Gesamtbetrag nicht ausreicht.

Artikel 23 Abs. 1 – Mandate ausserhalb der Gruppe

Die Anzahl der Mandate von Mitgliedern des Verwaltungsrates oder der Geschäftsleitung in ~~obersten Leitungs- oder Verwaltungsorganen~~ vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ~~von Rechtseinheiten~~ ausserhalb des Konzerns, die zur ~~Eintragung in einem schweizerischen Handelsregister oder einem entsprechenden ausländischen Register verpflichtet sind~~, ist beschränkt:

Artikel 23 Abs. 3 – Mandate ausserhalb der Gruppe Mandate ~~in obersten Leitungs- oder Verwaltungsorganen~~, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in Ausübung dieser Funktion auf Anordnung der Gesellschaft oder einer ihrer Konzerngesellschaften in vergleichbarer Funktion bei Unternehmen ausserhalb der On Gruppe wahrnimmt ~~wahrgenommen werden~~, unterliegen nicht der oben genannten Beschränkung. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.

Artikel 23 Abs. 4 – Mandate ausserhalb der Gruppe Mandate ~~in obersten Leitungs- oder Verwaltungsorganen~~, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in vergleichbarer Funktion bei ~~von~~ Vereinen, gemeinnützigen Organisationen, Familienstiftungen und Stiftungen, Trusts, sowie Personalfürsorgestiftungen ohne wirtschaftlichen Zweck ausübt, unterliegen nicht den oben genannten Beschränkungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.

Artikel 23 Abs. 5 – Mandate ausserhalb der Gruppe

Die Annahme durch Mitglieder des Verwaltungsrates oder der Geschäftsleitung von Mandaten ~~in obersten Leitungs- oder Verwaltungsorganen von Mitgliedern der Geschäftsleitung in Rechtseinheiten~~ in vergleichbarer Funktion in Unternehmen mit wirtschaftlichem Zweck ausserhalb des Konzerns erfordert die vorgängige Genehmigung des Verwaltungsrates oder, sofern an diesen delegiert, des Nominierungs- und Vergütungsausschusses.

Article 21 para. 2 – Approval of the Maximum Compensation of the Board of Directors and the Executive Committee

[unchanged]

Article 22 para. 1 – Supplementary Amount for the Executive Committee

If the maximum aggregate amount of compensation already approved by the general meeting is not sufficient to also cover the compensation of one or more persons who become members of the executive committee ~~or are being promoted within the executive committee~~ after the general meeting has approved the compensation of the executive committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved.

Article 22 para. 2 – Supplementary Amount for the Executive Committee

If and to the extent that the approved maximum total amount is not sufficient for the remuneration of a member of the executive committee who is promoted within the executive committee after the date of the general meeting, the amount shall be approved at the next general meeting.

Article 23 para. 1 – Mandates outside of the Group The number of mandates for members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose ~~supreme management and administration bodies of legal entities that have to be registered in a Swiss commercial register or a similar foreign register~~ outside the group is limited:

Article 23 para. 3 – Mandates outside of the Group Mandates ~~in supreme management and administration bodies~~ by members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose outside the On Group held by instruction of the Company or one of its group companies are not subject to the above restriction. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

Article 23 para. 4 – Mandates outside of the Group Mandates by members of the board of directors or of the executive committee in comparable functions ~~in supreme management and administration bodies~~ of associations, charitable organizations, family trusts and foundations, trust and employees’ benefit foundations without an economic purpose are not subject to the above limitations. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

Article 23 para. 5 – Mandates outside of the Group The acceptance of mandates by members of the board of directors or of the executive committee ~~in supreme management and administration bodies by members of the executive committee in legal entities~~ in comparable functions at other companies with an economic purpose outside the On Group requires the prior approval of the board of directors or, if delegated to it, of the nomination and compensation committee.

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	14

Artikel 23 Abs. 6 – Mandate ausserhalb der Gruppe Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer Wahl bei der Gesellschaft oder welche durch die Annahme eines Mandates bei einer Rechtseinheit ausserhalb der On Gruppe, die Anforderung dieses Artikels nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstens aber innert zwölf Monaten seit dieser Wahl oder Annahme, ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren. Während dieser Zeit sind sie Mitglied des Verwaltungsrates oder der Geschäftsleitung mit allen Rechten und Pflichten.

Artikel 24 Abs. 3 – Verträge über die Vergütung Vereinbaren die Gesellschaft oder von ihr kontrollierte Gesellschaften ein nachvertragliches Konkurrenzverbot mit Mitgliedern des Verwaltungsrates oder der Geschäftsleitung für die Zeit nach Beendigung des Arbeitsverhältnisses, so darf die Entschädigung für ein solches Konkurrenzverbot den Durchschnitt der Vergütungen der letzten drei Geschäftsjahre ~~Betrag der letzten vor Ausscheiden an dieses Mitglied ausbezahlten fixen jährlichen Vergütung in Geld pro rata~~ nicht übersteigen.

~~Artikel 32 – Sacheinlage~~

[Artikel wird gelöscht]

Artikel 32~~3~~ – Sacheinlage und Sachübernahme

[unverändert]

Article 23 para. 6 – Mandates outside of the Group

[unchanged]

Article 24 para. 3 – Agreement on the Compensation If the Company or companies controlled by it enter into non-compete agreements with members of the board of directors or the executive committee for the time after termination of employment, the consideration paid for such non-compete agreements shall pro rata not exceed the average of the remunerations of the last three business years ~~the sum of the total annual fix compensation in cash of such member last paid prior to the termination~~.

~~Article 32 – Contribution in kind~~

[Article will be deleted]

Article 32~~3~~ – Contribution in Kind and Acquisition in Kind

[unchanged]

Explanations: The changes to art. 15 para. 1, para. 4 and para. 5 are to align the Articles of Association with the new law and to increase the flexibility of the Board of Directors in its resolutions. The revised art. 17 para. 2 reflects the additional powers of the Board of Directors under the new Swiss law. The amended art. 20 para. 4, art. 23 para. 1 and para. 3–5, art. 24 para. 3 reflect the revised Swiss corporate law. The changes to art. 22 para. 1 and para. 2 also result from the revised Swiss corporate law pursuant to which the additional amount may no longer be used for promotions within the Executive Committee. The changes to art. 13 para. 2, para. 5 and para. 6, art. 21 para. 2, art. 23 para. 6 and to the title of the new art. 32 are editorial. The former art. 32 can be deleted due to the expiry of time.

* * * * *

On Holding AG — Invitation to the Annual General Shareholders’ Meeting 2023	15

Organizational Information

Virtual Meeting

Due to the exceptional circumstances of the COVID-19 pandemic, last year’s Annual General Shareholders’ Meeting was held without the presence of shareholders. We look forward to this year’s Annual General Shareholders’ Meeting at which our shareholders are invited to participate virtually.

In order to increase the ability of shareholders to attend the Annual General Shareholders’ Meeting, and in light of On’s commitment to reduce non-essential travel to support the environment, the Board of Directors has decided to hold the Annual General Shareholders’ Meeting in a virtual meeting format only. Shareholders who wish to attend the virtual Annual General Shareholders’ Meeting must proceed as set out below under Attending the Virtual Annual General Meeting.

Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register, maintained by our transfer agent, Computershare Trust Company N.A. (“Computershare”), as of March 27, 2023, at 5:00 p.m. EDT (the “Record Date”) will be entitled to attend and vote at the virtual Annual General Shareholders’ Meeting. Shareholders may vote their shares either by (1) giving voting instructions and authorizations to the Independent Proxy Representative (for details see the section below titled Voting Instructions to the Independent Proxy Representative) or (2) by attending the virtual Annual General Shareholders’ Meeting (for details see the section below titled Attending the Virtual Annual General Meeting).

Shareholders who sold their shares prior to the Record Date will not be able to attend and vote at the Annual General Shareholders’ Meeting. Shareholders who purchase shares between the Record Date and the conclusion of the Annual General Shareholders’ Meeting will not be able to attend the Annual General Shareholders’ Meeting and vote those shares at the Annual General Shareholders’ Meeting.

Notice and Voting Materials

In the following, we use the terms “Record Holders” and “Street Name Holders”:

“Record Holders” are shareholders who have their share(s) registered directly in their own name with On Holding AG’s transfer agent, Computershare. Record Holders will receive the notice of the Annual General Shareholders’ Meeting (the “Notice”) directly from Computershare. The Notice will contain access information for the Computershare portal “www.investorvote.com/onon”, by which Record Holders may give voting instruction and authorization to the Independent Proxy Representative.

“Street Name Holders” are shareholders who hold their shares through a bank, broker, or other organization, and are considered to be “beneficial owners” of those shares.

Most of our individual shareholders hold their shares through a bank, broker or other organization and hence are considered Street Name Holders. Street Name Holders will receive their proxy card in the mail with a link to “proxyvote. com” to vote their shares online.

Shareholders may order a copy of this invitation and a proxy card as indicated in the Notice. This invitation can also be accessed at https://investors.on-running.com.

Voting Instructions to the Independent Proxy Representative

Record Holders and Street Name Holders who wish to attend the virtual Annual General Shareholders’ Meeting must proceed as set out below under Attending the Virtual Annual General Meeting.

Shareholders who do not wish to attend the Annual General Shareholders’ Meeting may give voting instructions and authorizations to the Independent Proxy Representative, Anwaltskanzlei Keller AG (formerly Anwaltskanzlei Keller KLG), Splügenstrasse 8, 8002 Zurich, Switzerland, via Computershare prior to the Annual General Shareholders’ Meeting as further described below.

The Independent Proxy Representative will be virtually present at the Annual General Shareholders’ Meeting in order to vote on behalf of the shareholders from whom Computershare has received valid instructions and authorizations as further described below.

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Voting Instructions by Record Holders

On Holding AG recommends that Record Holders who do not wish to attend the Annual General Shareholders’ Meeting give voting instructions and authorizations to the Independent Proxy Representative electronically through the Computershare portal www.investorvote.com/ onon with the individual shareholder number provided by Computershare. To do so, Record Holders should follow the instructions given in the Notice.

Record Holders may also give voting instructions and authorizations to the Independent Proxy Representative through Computershare by mail, using a proxy card. Record Holders may order a copy of this invitation and a proxy card as indicated in the Notice. Record Holders should send their completed and signed proxy card to Computershare at the following address:

By Mail:

Proxy Services

c/o Computershare Investor Services

PO Box 505008

Louisville, KY 40233-9814

U.S.A.

Electronic voting instructions and proxy cards must be received by Computershare no later than May 22, 2023, at 11:59 p.m. EDT / May 23, 2023, 5:59 a.m. CEST, or by the deadline provided by their broker or bank, whichever is earlier.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions and authorizations to the Independent Proxy Representative electronically should follow the instructions of their brokers or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should submit their electronic voting instructions and authorizations to their broker or bank or its designated agent no later than May 22, 2023, at 11:59 p.m. EDT / May 23, 2023, 5:59 a.m. CEST, or by the deadline provided by their broker or bank, whichever is earlier.

Attending the Virtual Annual General Meeting

To attend the Annual General Shareholders’ Meeting, shareholders must order from Devigus (on@devigus.com) their personal access code for the meeting by sending the required documents as outlined under

Personal Access Code for Annual General Shareholders’ Meeting (no later than May 18, 2023 at 11:59 p.m. EDT / May 19, 2023 at 5:59 a.m. CEST). With their personal access code, shareholders may connect to the Devigus platform https://www.gvmanager-live.ch/on and register their profile as described in more detail below (see the section Registration). The registration must be completed no later than May 23, 2023, at 11:59 p.m. EDT / May 24, 2023, 5:59 a.m. CEST. Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations made after that time.

On the day of the Annual General Shareholders’ Meeting, in order to attend, shareholders must use their registration details to log into the virtual meeting at www.gvmanager- live.ch/on. Online access to the virtual Annual General Shareholders’ Meeting will open 60 minutes before the start of the meeting. You should allow ample time to log into the meeting, and we recommend that you carefully review the procedures needed to gain admission in advance.

If a shareholder wishes to speak at the Annual General Shareholders’ Meeting, they must follow the identification process as described in detail below under the section titled Requests to Speak at the Annual General Shareholders’ Meeting.

You may contact investor relations with any questions regarding how to attend, speak and vote at the Annual General Shareholders’ Meeting. On Holding AG reserves the right to deny admission to the Annual General Shareholders’ Meeting to any shareholder that does not present a valid notice, an identification document (such as a government-issued ID) or any other required document described in this document.

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Personal Access Code for Annual General Shareholders’ Meeting

Record Holders

To attend the Annual General Shareholders’ Meeting, Record Holders can order their personal access code by emailing at on@devigus.com with a copy of their Notice and an identification document (such as a government- issued ID). The access code will be sent to that same e-mail address that was used for ordering the personal access code.

Any request to receive a personal access code must be sent to Devigus by May 18, 2023, at 11:59 p.m. EDT / May 19, 2023, 5:59 a.m. CEST. To avoid any issues, Record Holders are encouraged to submit the required information to Devigus well in advance of the deadline.

Once the personal access code is received, Record Holders must register on the Devigus platform https:// www.gvmanager-live.ch/on, as described in the section titled Registration below. Personal access codes are not transferable.

Street Name Holders

To attend the Annual General Shareholders’ Meeting, Street Name Holders must first receive a signed legal proxy from their broker, bank, nominee or other custodian that authorizes them to vote their shares. Once received, a copy of (1) the signed legal proxy, (2) the Street Name Holder’s identification document (such as a government-issued ID) and (3) the Street Name Holder’s proof of ownership (as described in the section titled Proof of Share Ownership below) must be provided to Devigus at the following e-mail address: on@devigus.com by May 18, 2023, at 11:59 p.m. EDT / May 19, 2023, 5:59 a.m. CEST. The access codes will be sent to that same e-mail address that was used for sending the legal proxy.

Street Name Holders who have not obtained a legal proxy from their broker or custodian are not entitled to attend, vote or speak at the Annual General Shareholders’ Meeting. Each Street Name Holder is encouraged to contact their broker, bank, nominee or other custodian to receive the required signed legal proxy well in advance of May 18, 2023 to help ensure that such legal proxy is received, and submitted to Devigus, in advance of the deadline. Most brokerage firms and banks allow a shareholder to obtain a legal proxy either online or by mail. Each brokerage firm and bank has its own procedures regarding how shareholders can obtain a legal proxy, and you are encouraged to follow any such instructions provided by your brokerage firm or bank. If you have requested a legal proxy online, and you have not received an email with your legal proxy within two business days of your request, contact your brokerage firm or bank. If you have requested a legal proxy by mail, and you have not received it within five business days of your request, contact your brokerage firm or bank.

Once the personal access code is received, Street Name Holders must register on the Devigus platform https:// www.gvmanager-live.ch/on, as described below under the section titled Registration. Personal access codes are not transferable.

Proof of Share Ownership

For Record Holders, proof of share ownership is a copy of your Notice.

For Street Name Holders, proof of share ownership is an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the Record Date (March 27, 2023).

Registration

Once the personal access code is received from Devigus as described above (see the section titled Personal Access Code for Annual General Shareholders’ Meeting), shareholders must register for their participation in the virtual Annual General Shareholders’ Meeting by creating an account on the Devigus platform www.gvmanager-live.ch/on prior to the Annual General Shareholders’ Meeting.

To register, please visit https://www.gvmanager-live.ch/on using the personal access code obtained from Devigus. We recommend that you register promptly after receipt of the personal access code. The registration must be completed no later than May 23, 2023, at 11:59 p.m. EDT/ May 24, 2023, 5:59 a.m. CEST. Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations after that time.

To start the one-time registration process, please visit https://www.gvmanager-live.ch/on and click on the option “Register Online Participation”, which will bring you to the login page. If you do not have an account yet, please select the “Register now” option on the lower right of the page next to the “Login” button. You will then be asked to enter your e-mail address and your mobile phone number which will be used as a second factor authentication each time you log into https://www.gvmanager-live.ch/on. Please create a secure password and click on the “Continue” button. To verify the entered e-mail address and mobile phone number, a code will be sent to your e-mail address and to your mobile phone number (in form of an SMS). Please enter these verification codes online in the respective fields and click the “Create Account” button to finalize the one-time registration process. Please check your spam folder if you have not received the confirmation e-mail in your inbox.

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Please allow enough time for this one-time registration process to make sure that your account has been properly created and activated before the deadline (May 23, 2023, at 11:59 p.m. EDT / May 24, 2023, 5:59 a.m. CEST). We recommend that you test at least one successful login before the actual Annual General Shareholders’ Meeting starts, to have enough time in case any support may be needed.

Login to the Virtual Annual General Shareholders’ Meeting

On the day of the Annual General Shareholders’ Meeting, in order to attend, shareholders must log on to the Devigus platform under https://www.gvmanager-live.ch/on by using the login credentials (e-mail and password) created during the initial account creation and registration process (as described in the section titled Registration). To be able to securely log in, please enter as a second authentication factor the code sent to your mobile phone number in the form of an SMS.

Online access to the virtual Annual General Shareholders’ Meeting will open 60 minutes before the start of the meeting and shareholders are free to log in at any time during the Annual General Shareholders’ Meeting.

Requests to Speak at the Annual General Shareholders’ Meeting

Shareholders may request to speak or ask questions at the Annual General Shareholders’ Meeting to a specific agenda item. It is recommended that shareholders who wish to speak register their intention to speak and their questions on the Devigus platform https://www.gvmanager-live.ch/on by using the login credentials created during the initial registration process ahead of the Annual General Shareholders’ Meeting indicating the agenda item to which they wish to speak and including a brief summary of their question or content of their speech. Shareholders may pre- register their questions or speech at any time before the start of the Annual General Shareholders’ Meeting.

Shareholders may also request to speak during the Annual General Shareholders’ Meeting. The identification verification process for such spontaneous speakers may take a few minutes which may require that the Annual General Shareholders’ Meeting is paused during that time. As such, you are highly encouraged to complete the identification verification process in advance of the Annual General Shareholders’ Meeting.

Shareholders who wish to speak or ask questions at the Annual General Shareholders’ Meeting will be asked to identify themselves in a one-on-one authentication process by showing a government-issued ID. Speakers representing an entity should also present a valid authorization by such entity.

Shareholders who wish to speak must ensure that the device from which they have logged into the Annual General Shareholders’ Meeting has sufficient audio and video capabilities for the shareholder to be well seen and heard at the meeting. Shareholders logged in on a device without audio and video capabilities will not be permitted to speak.

Power of Attorney to Third Parties

Shareholders (Record Holders or Street Name Holders) who wish to appoint another person to represent them at the virtual Annual General Shareholders’ Meeting, may request a personal access code for their representative on the Devigus platform https://www.gvmanager-live.ch/on by clicking on the option “Grant third party proxy”. A shareholder who wishes to grant a proxy must enter the details (full name, e-mail address, mobile phone number) of the authorized representative who will then receive their own personal access code in order to register their profile on the Devigus platform https://www.gvmanager-live.ch/on, as described in the section titled Registration above. The feature “Grant third party proxy” does not require that the shareholder who is represented creates an account.

Record of the Resolutions

A record of the resolutions taken at the Annual General Shareholders’ Meeting will be published on the Company’s website at investors.on-running.com.

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Frequently Asked Questions regarding the Virtual Annual General Shareholders’ Meeting

Can I attend the virtual Annual General Shareholders’ Meeting by using my individual shareholder number received from Computershare (Record Holders) or my broker or bank (Street Name Holders)?

Shareholders may not log into the virtual Annual General Shareholders’ Meeting using their individual shareholder number but instead must receive a separate personal access code from Devigus prior to the virtual Annual General Shareholders’ Meeting. For details please see the section titled Personal Access Code for Annual General Shareholders’ Meeting above.

Please note that to log into the Annual General Shareholders’ Meeting, you will need to register with Devigus once you have received your personal access code before the deadline (May 23, 2023, at 11:59 p.m. EDT/ May 24, 2023, 5:59 a.m. CEST). For details please see the section titled Registration above.

How can I receive my personal access code in order to be able to register for the virtual Annual General Shareholders’ Meeting?

You may obtain your personal access code by emailing on@devigus.com. The required documents and proof of share ownership to be submitted depend on whether you are a Record Holder or a Street Name Holder. If you are a Record Holder, you must provide a copy of (1) your Notice and (2) your government-issued ID. If you are a Street Name Holder, you must provide copies of (1) the signed legal proxy from your broker, bank, nominee or other custodian that authorizes you to vote your shares, (2) your government- issued ID and (3) proof of ownership. For more details see the section titled Personal Access Code for Annual General Shareholders’ Meeting above.

Are there any deadlines in order to receive the personal access code from Devigus and register my profile on the Devigus platform in time for the virtual Annual General Shareholders’ Meeting?

Yes.

Your request to receive a personal access code must be received by May 18, 2023, at 11:59 p.m. EDT / May 19, 2023, 5:59 a.m. CEST. You must then register your profile under https://www.gvmanager-live.ch/on no later than May 23, 2023, at 11:59 p.m. EDT / May 24, 2023, 5:59 a.m. CEST.

What do I need to bring to the virtual Annual General Shareholders’ Meeting?

To attend the meeting, you must (1) log into the Devigus platform www.gvmanager-live.ch/on using the registration details as generated during the registration process (see the section titled Registration above) and (2) enter the code you will receive by SMS on your mobile phone, which acts as a second factor authentication each time you log in.

If you do not request your personal access code or if you do not register on the Devigus platform in advance of the deadlines noted above, you will not be able to attend the Annual General Shareholders’ Meeting.

How can I ask questions and speak at the virtual Annual General Shareholders’ Meeting?

If you wish to speak or ask questions to a specific agenda item at the Annual General Shareholders’ Meeting, you must identify yourself by showing a government-issued ID, and with respect to speakers representing an entity, a valid authorization by such entity.

If you are unable to present a government-issued ID during the virtual Annual General Shareholders’ Meeting that confirms your identity, you will not be able to speak at the Annual General Shareholders’ Meeting.

If you wish to speak or ask questions at the Annual General Shareholders’ Meeting, we recommend that you register your intention to speak and your questions prior the Annual General Shareholders’ Meeting on the Devigus platform https://www.gvmanager-live.ch/on using the login credentials created during the initial registration process by clicking the button “Register Request to Speak”. It is also possible for last minute speakers to request to speak during the Annual General Shareholders’ Meeting by clicking the button “Request to Speak”.

Shareholders who wish to speak at the Annual General Shareholders’ Meeting must identify themselves in a one- on-one authentication process by way of a separate virtual call during which such shareholder will be asked to identify themselves by showing a government-issued ID and, if applicable, a valid entity authorization.

Shareholder questions or comments are welcome, but we will only answer questions pertinent to the agenda items, subject to time constraints. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition.

How can I vote my shares at the virtual Annual General Shareholders’ Meeting?

Shareholders can vote their shares prior to the meeting as described in the section titled Voting Instructions to the Independent Proxy Representative above.

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Shareholders who have not voted their shares prior to the meeting or who wish to change their vote will be able to vote their shares electronically at the meeting if they have followed the procedures to receive a personal access code and have registered with Devigus.

If a Street Name Holder who has already voted its shares requests legal proxy from their bank, broker or other organization to attend the meeting, any votes that have previously been submitted by such Street Name Holder will be disregarded and not counted. Such Street Name Holder may then only vote its shares at the virtual Annual General Shareholders’ Meeting.

Record Holders who have already voted their shares and subsequently request a personal access code to attend the meeting should vote their shares at the virtual Annual General Shareholders’ Meeting. If they fail to attend the meeting, it cannot be guaranteed that votes already submitted by such Record Holders prior to the meeting will be considered.

During the virtual Annual General Shareholders’ Meeting, shareholders may vote on each agenda item during the applicable voting window by clicking the voting buttons for “Yes”, “Abstention” and “No”, which will automatically pop-up during the meeting when the vote opens. Votes may be modified during each open voting window. Not clicking on any of the voting buttons during a voting window will be considered an abstention.

If a shareholder leaves the Devigus platform during the meeting, such shareholder will no longer be considered present at the meeting and their shares will not be counted for future votes until the shareholder reenters the meet- ing by logging back into https://www.gvmanager-live.ch/on using the login credentials created during the initial registration process.

When can I access the virtual Annual General Shareholders’ Meeting and who should I contact if I have technical issues?

You may log into the meeting after 2:00 p.m. CEST, on May 25, 2023 and the meeting will begin promptly at 3:00 p.m. CEST. We recommend that you log in before the meeting starts to allow time to check your internet connection, confirm your browser is up-to-date, and ensure you can hear the streaming audio. If you experience any technical difficulties accessing the meeting or during the meeting, please call the toll-free technical support number +41 (41) 798 48 00 for assistance. Ahead of the meeting, you may contact the technical support during Swiss office hours (9:00 a.m. – 5:00 p.m. CEST).

If there are any technical issues in convening or hosting the meeting, we will promptly post information on https:// investors.on-running.com, including information on when the meeting will be reconvened. In case of technical issues that are only temporary, we may instead take a short break and we may ask you to log-out and log back in at a later time on the day of the meeting.

For questions regarding the Devigus platform, please follow the support instructions on https://www.gvmanager-live.ch or contact Devigus via e-mail (info@gvmanager-live.ch).

Availability of Materials

This invitation to the Annual General Shareholders’ Meeting including the explanations to the agenda items is available online at https://investors.on-running.com. The Annual Reports for the fiscal year 2022 (including the 2022 Management Report, the 2022 Annual Financial Statements, the 2022 Consolidated Financial Statements, the 2022 Compensation Report and the 2022 Auditors’ Reports) are available electronically on On Holding AG’s website at investors.on-running.com.

Contact Address

On Holding AG

Förrlibuckstrasse 190

8005 Zurich

Switzerland

Investor Relations

Jerrit Peter

investorrelations@on-running.com